Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 March 9, 2010

$[—] Range Accrual Notes Due September 30, 2010 Linked to the Performance of the Futures Contract for WTI Crude Global Medium-Term Notes, Series A, No. C-203

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	March 26, 2010

Issue Date:	March 31, 2010

Final Valuation Date:	September 27, 2010*

Maturity Date:	September 30, 2010** (resulting in a term to maturity of approximately 6 months).

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	The front month futures contract for West Texas Intermediate Light Sweet Crude Oil (“WTI Crude”) on the New York Mercantile Exchange (“NYMEX”). The “front month futures contract” refers to the contract that is closest to expiration on any day (Bloomberg ticker symbol “[CL1] <Cmdty>”). If the initial valuation date, the final valuation date or any scheduled trading day during the observation period falls on the last trading day of the futures contract closest to expiration, the front month futures contract will refer to the futures contract that is next closest to expiration. (Bloomberg ticker symbol “[CL2] <Cmdty>”).

Initial Price:	US$[—]/barrel, representing the settlement price of the Reference Asset on the initial valuation date***

Final Price:	The settlement price of the Reference Asset on the final valuation date***

Closing Price:	The settlement price of the Reference Asset on any scheduled trading day during the observation period***, provided that the closing price on any scheduled trading day that is a disrupted day, shall equal the closing price on the immediately preceding scheduled trading day that is not a disrupted day; provided further the closing price on the final valuation date shall be the final price.

Payment at Maturity:

If a knock-out event has not occurred you will receive only the principal amount of your Notes at maturity.

If a knock-out event has occurred, and the final price is greater than the initial price, you will receive only the principal amount at maturity.

If a knock-out event has occurred, and the final price is less than the initial price, you will receive (i) the principal amount of your Notes at maturity plus (b) the principal amount multiplied by the Reference Asset Return, calculated per $1,000 principal amount Note as follows.

[$1,000 + ($1,000 x Reference Asset Return)]

In addition to the cash payment described above, you will also receive the additional amount, if any.

You may lose some or all of your payment at maturity.

Additional Amount:	On the maturity date, an additional amount may also be payable calculated as follows: per $1,000 principal amount note equal to (i) $1,000 multiplied by (ii) the additional amount percentage.

Observation Period:	The period from and excluding the initial valuation date to and including the final valuation date.

Knock-out Level:	[—], which will be 80% of the initial price

Knock-Out Event:	A knock-out event occurs if, on any scheduled trading day during the observation period (excluding the initial valuation date and including the final valuation date), the closing price of the reference asset is less than the knock-out level.

Reference Asset Return:

The percentage change in the closing price of the Reference Asset from and including the initial valuation date to and including the final valuation date, calculated as follows:

Final Price – Initial Price
Initial Price

Lower Barrier:	[—], 80% - 90% of the initial price (the actual lower barrier on the Notes will be set on the initial valuation date and will not be greater than 90.00% of the initial price).

Upper Barrier:	[—], 110% – 120% of the initial price (the actual upper barrier on the Notes will be set on the initial valuation date and will not be less than 110.00% of the initial price).

Range:	The range from, and including the lower barrier to, and including, the upper barrier

Accrual Factor:	The number of scheduled trading days in the observation period on which the closing price of the Reference Asset is within the range—greater than or equal to the lower barrier and less than or equal to the upper barrier—divided by the total number of scheduled trading days in the observation period (expressed as a percentage).****

Additional Amount Factor:	5.00% - 7.50% (the actual additional amount factor on the Notes will be set on the initial valuation date and will not be less than 5.00%).

Additional Amount Percentage:	The additional amount factor multiplied by the accrual factor

Disrupted Day:	Any scheduled trading day on which a market disruption event has occurred.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	US6740JZL78 and US06740JZL78

‡	The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement as described in “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference” in the prospectus supplement.
**	Subject to postponement as described in “Terms of the Notes—Maturity Date” and under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference” in the prospectus supplement.
***	See “Settlement Price” in this free writing prospectus for a description of how the settlement price of the Reference Asset is determined.
****	The number of scheduled trading days in the observation period is calculated from and excluding the initial valuation date to and including the final valuation date and is 127 as of the initial valuation date. Please note that the number used for the “number of scheduled trading days in the observation period” may vary.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, and “Selected Risk Considerations” beginning on page FWP-6 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	[—]%	[—]%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [—] of the principal amount of the notes, or $ per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations is very strong. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The ratings mentioned in this paragraph are a statement of opinion and not a statement of fact and are subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and are not a recommendation to buy, sell or hold securities.

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What are Hypothetical Payments at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates hypothetical returns on the Notes that could be realized at maturity (excluding the additional amount) for a range of movements in the reference asset, comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following examples and table assume an initial investment of $1,000, an initial price of US$80.87/barrel and a knock-out level of US$64.70 (80% of the Initial Price).

			Knock-out Event Has Not Occurred		Knock-out Event Has Occurred
Initial Price (USD/Barrel)	Final Price (USD/Barrel)	Reference Asset Return (%)	Payment at Maturity (excluding the Additional Amount)	Return on the Notes (excluding the Additional Amount)	Payment at Maturity (excluding the Additional Amount)	Return on the Notes (excluding the Additional Amount)
80.87	161.74	100%	$1,000	0.00%	$1,000	0.00%
80.87	153.65	90%	$1,000	0.00%	$1,000	0.00%
80.87	145.57	80%	$1,000	0.00%	$1,000	0.00%
80.87	137.48	70%	$1,000	0.00%	$1,000	0.00%
80.87	129.39	60%	$1,000	0.00%	$1,000	0.00%
80.87	121.31	50%	$1,000	0.00%	$1,000	0.00%
80.87	113.22	40%	$1,000	0.00%	$1,000	0.00%
80.87	105.13	30%	$1,000	0.00%	$1,000	0.00%
80.87	97.04	20%	$1,000	0.00%	$1,000	0.00%
80.87	88.96	10%	$1,000	0.00%	$1,000	0.00%
80.87	84.91	5%	$1,000	0.00%	$1,000	0.00%
80.87	80.87	0.00%	$1,000	0.00%	$1,000	0.00%
80.87	76.83	-5.00%	$1,000	0.00%	$950	-5.00%
80.87	72.78	-10.00%	$1,000	0.00%	$900	-10.00%
80.87	64.70	-20.00%	$1,000	0.00%	$800	-20.00%
80.87	56.61	-30.00%	N/A	N/A	$700	-30.00%
80.87	48.52	-40.00%	N/A	N/A	$600	-40.00%
80.87	40.44	-50.00%	N/A	N/A	$500	-50.00%
80.87	32.35	-60.00%	N/A	N/A	$400	-60.00%
80.87	24.26	-70.00%	N/A	N/A	$300	-70.00%
80.87	16.17	-80.00%	N/A	N/A	$200	-80.00%
80.87	8.09	-90.00%	N/A	N/A	$100	-90.00%
80.87	0.00	-100.00%	N/A	N/A	$0	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1:

The lowest closing price was 80.87 during the observation period and the closing price of the Reference Asset increases from an initial price of 80.87 to a final price of 113.22. Because a knock-out event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Therefore, your return on investment over the term of the Notes would be 0%.

In addition to the Payment at Maturity described above, you may also receive an additional amount, which is described in more detail below.

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Example 2:

The lowest closing price was 31.09 during the observation period and the closing price of the Reference Asset decreases from an initial price of 80.87 to a final price of 32.35. Because a knock-out event has occurred and the final price is less than the initial price, the investor will receive a payment at maturity of $400 per $1,000 principal amount Note, which is calculated as follows:

[$1,000 + ($1,000 x Reference Asset Return)] = $1,000 + ($1,000 x -60%) = $400

Therefore, the return on investment over the term of the Notes would be –60%.

In addition to the Payment at Maturity described above, the investor may also receive an additional amount at maturity, which is described in more detail below.

Example 3:

The lowest closing price was 56.61 during the observation period and the closing price of the Reference Asset increases from an initial price of 80.87 to a final price of 97.04. Because a knock-out event has occurred during the observation period and the final price is greater than the initial price, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Therefore, your return on investment over the term of the Notes would be 0%.

In addition to the Payment at Maturity described above, the investor may also receive an additional amount at maturity, which is described in more detail below.

Hypothetical Examples of Additional Amounts Payable at Maturity

The hypothetical additional amounts set forth below are for illustrative purposes only and may not represent actual additional amounts applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following examples and table assume an initial investment of $1,000, an initial price of US$80.87/barrel, an additional amount factor of 5% and a range with an upper barrier of 88.96 (110% of the initial price) and a lower barrier of 72.78 (90% of the initial price). The hypothetical examples below also assume that the number of scheduled trading days in the observation period is 127 for the calculation of the accrual factor (please note the number of scheduled trading days in the observation period for the purpose of the accrual factor may vary).

Number of scheduled trading days on which the closing price was within the Range	Accrual Factor	Additional Amount Factor	Additional Amount Percentage[1]	Additional Amount (per $1,000 Note)[2]
0	0.00%	5%	0.00%	$0.00
30	23.62%	5%	1.18%	$11.81
62	48.82%	5%	2.44%	$24.41
90	70.87%	5%	3.54%	$35.43
127	100.00%	5%	5.00%	$50.00

1 –	The additional amount percentage is equal to the additional amount factor (5%) multiplied by the accrual factor
2 –	The additional amount per $1,000 principal amount of Notes is equal to $1,000 multiplied by the additional amount percentage

Example 1: If the closing price of the Reference Asset is within the Range on every scheduled trading day in the observation period, the related accrual factor would equal 127/127, which equals 100%. As a result, the additional amount percentage would be equal to 5%, the maximum additional amount percentage, and you would receive an additional amount at maturity of $50.00 per $1,000 principal amount of Notes on the maturity date, calculated as follows:

Additional Amount Percentage = 5.00% x 100% = 5%

Additional Amount = $1,000 x 5% = $50.00

Example 2: If the closing price of the Reference Asset is outside the Range on every scheduled trading day in the observation period, the accrual factor would equal 0/127, or 0%. As a result, the additional amount percentage would be equal to 0.00%, and you would receive no additional amount on the maturity date.

Additional Amount Percentage = 5.00% x 0% = 0%

Additional Amount = $1,000 x 0% = $0

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Example 3: If the closing price of the Reference Asset is within the Range on 62 of the 127 scheduled trading days in the observation period, the related accrual factor would equal 62/127 or 48.82%. As a result, the additional amount percentage would be equal to 2.44% and you would receive an additional amount at maturity of $24.41 per $1,000 principal amount of Notes, calculated as follows:

Additional Amount Percentage = 5% x 48.82% = 2.44%

Additional Amount = $1,000 x 2.44% = $24.41

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The final valuation date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the Reference Asset; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Preservation of Capital at Maturity—You will receive 100% of the principal amount of your Notes if the closing price of the Reference Asset is greater than or equal to 80% of the initial price on each scheduled trading day during the observation period. If the closing price on any scheduled trading day during the observation period is less than 80% (a knock-out event), you will only receive 100% of the principal amount of your Notes if the final price is greater than the initial price. If a knock-out event occurs, you will lose some or all of your initial investment if the final price is less than the initial price. You may also receive an additional amount at maturity based on the number of scheduled trading days during the observation period on which the closing price is within the range – greater than or equal to 80%-90% of the initial price and less than or equal to 110%-120% of the initial price. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.

Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may be possible under current law. For example, the Internal Revenue Service could possibly assert that your Notes should be treated as an investment unit consisting of a short-term contingent debt instrument and a put option, written by you, for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses how a short-term contingent debt instrument should be treated for U.S. federal income tax purposes. Accordingly, you should consult your tax advisor about this potential alternative treatment of the Notes.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities.”

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”

In addition to the risks described above, you should consider the following:

•

Your Return on the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the final price is less than the initial price and whether the closing price is below the knock-out level on any scheduled trading day during the observation period. If the closing price of the reference asset is below the knock-out level on any scheduled trading day during the observation period, note than your investment will be fully exposed to any decline in the price of the Reference Asset if the final price is less than the initial price.

•

Your Maximum Gain on the Notes is Limited to the Additional Amount—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Asset. The additional amount payable on the Notes at maturity, if any, is dependent on the number of scheduled trading days during the term of the Notes on which the closing price of the reference asset is within the range—at or above the lower barrier and at or below the upper barrier. The additional amount percentage will be reduced, and accordingly, the additional amount will be reduced, if the price of the reference asset closes outside of the range on any scheduled trading day during the term. You will not receive any additional amount at maturity if the price of the reference asset closes outside of the range on each scheduled trading day during the observation period.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Future Prices of WTI Crude That Are Different Relative to Their Current Prices May Result in a Reduced Amount Payable at Maturity or Upon Redemption—The reference asset underlying your Notes is a commodity futures contract rather than a physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain month for delivery of the underlying physical commodity (a “delivery month”). As the front month futures contract underlying the Notes approaches expiration, it will be replaced by a similar contract that has a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract with an expiration date in November. This process is referred to as “rolling”. If the market for the front month futures contract (putting aside other considerations) is in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the unwind price of the front month futures contract relative to the purchase price of the futures contract that is next closest to expiration at the time of sale and purchase during the roll period. However, the front month futures contracts underlying the Notes may also exhibit periods of “contango”. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence or presence of backwardation or contango in the market for WTI Crude could affect “roll yields,” which could affect the price of WTI Crude and, accordingly, may adversely affect the market value of your Notes and the payment you receive at maturity.

•

The Price of the Reference Asset is Highly Volatile and May Change Unpredictably—Trading in commodity futures contracts, including futures contracts for WTI Crude, is speculative and can be extremely volatile. It is expected that generally the market value of the Notes will depend primarily on the market price of crude oil. Crude oil prices are subject to volatile price movements over short periods of time and are affected by numerous factors and events, as described herein. Crude oil prices are generally more volatile and subject to greater dislocation than prices of other commodities. Crude oil prices may change rapidly over a short period of time as a result of supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. These events tend to effect prices

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worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. In the past year, crude oil prices have experienced unprecedented volatility and have reached historically high levels followed by precipitous declines. There can be no assurance that crude oil prices will reach their historic highs again or that such volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the price of the front month futures contract for WTI Crude, and as a result, the market value of your Notes and the amount you receive at maturity.

In addition, crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries (“OPEC”). OPEC has the potential to influence oil prices world-wide because its members possess a significant portion of the world’s oil supply. Further, if oil demand rises quickly or supply declines unexpectedly due to refinery production problems or lagging imports, stocks of oil may decline rapidly. When stocks are low and falling, some wholesalers may become concerned that supplies may not be adequate over the short term and bid higher for the available product, leading to further price increases. It is impossible to predict the aggregate effect of all or any combination of these factors on the price of crude oil. Sudden and dramatic changes in the futures market may also occur, for example, upon commencement of hostilities, or cessation of existing hostilities, that may exist in countries or regions producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Any such changes in the supply and demand of crude oil may result in significant volatility in the price of the reference asset and accordingly, may adversely affect the market value of your Notes and the payment you receive at maturity.

•

No Rights to Commodity Contracts—Owning the Notes is not the same as owning WTI Crude, futures contracts for WTI Crude or certain other commodity related contracts directly. The return on your Notes will not reflect the return you would realize if you actually purchased the WTI Crude, futures contracts for WTI Crude or exchange-traded or over-the-counter instruments based on WTI Crude. You will not have any rights that holders of such assets or instruments have.

•

The Notes May Be Subject to Certain Risks Specific to WTI Crude—As an energy-related commodity, crude oil may be subject to a number of risks specific to energy-related commodities, and in particular to crude oil, that may adversely affect its price or result in price volatility. These may include, among others:

•	changes in the level of industrial and commercial activity with high levels of energy demand;

•	disruptions in the supply chain or in the production or supply of other energy sources;

•	technological advances or the discovery of new oil reserves leading to increases in the worldwide production of crude oil;

•	further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy;

•	adjustments to inventory;

•	variations in production and shipping costs;

•	geopolitical events;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

In addition, variables such as drought, floods, weather, embargoes and tariffs may have a larger impact on the price of the reference asset than on traditional securities and, as a result, the price of the Reference Asset may be more volatile than the return on investments in traditional securities. These factors interrelate in complex ways, and the effect of one factor on the price of the reference asset, and the market value of the Notes, may offset or enhance the effect of another factor.

•	No Interest—As a holder of the Notes, you will not receive any interest payments.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected performance of the reference asset;

•	volatility of the reference asset and of the commodities markets;

•	prevailing spot prices;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the price of WTI Crude; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Settlement Price

The official U.S. dollar cash buyer settlement price that will be used for the initial price, the closing price during the observation period and the final price of the reference asset will be determined by the Calculation Agent as described below:

The front month futures contract for West Texas Intermediate Light Sweet Crude Oil (“WTI Crude”) on the New York Mercantile Exchange (“NYMEX”). The “front month futures contract” refers to the contract that is closest to expiration on any day (Bloomberg ticker symbol “[CL1] <Cmdty>”). If the initial valuation date, the final valuation date or any scheduled trading day during the observation period falls on the last trading day of the futures contract closest to expiration, the front month futures contract will refer to the futures contract that is next closest to expiration. (Bloomberg ticker symbol “[CL2] <Cmdty>”).

The settlement price of the Reference Asset on March 3, 2010 was US$80.87/barrel. The initial price of the reference asset on March 26, 2010 is US$[—].

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Historical Information

The following graphs sets forth the historical performance of the Reference Asset based on the daily settlement price from January 2, 2001 through March 3, 2010.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

We obtained the Reference Asset settlement prices above from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Reference Asset settlement prices/closing prices during the observation period or on the final valuation date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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